[WSGR Letterhead]
June 9, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs Mr. Jay Ingram Ms. April Coleman Ms. Anne Nguyen

Re:	Omniture, Inc. Registration Statement on Form S-1/A Amendment Filed: May 23, 2006 (File No. 333-132987)
Ladies and Gentleman:
     On behalf of Omniture, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 6, 2006, relating to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-132987) filed with the Commission on May 23, 2006.
     The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3.
     In this letter, we have recited the comments from the Staff in italicized, bold-face type and have followed each comment with the Company’s response thereto.
Use of Proceeds
1.	We note your statement that “we may find it necessary or advisable to use the net proceeds that we receive in this offering for other purposes, and we will have broad discretion in the application of the net proceeds that we receive in this offering.” Be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use

Securities and Exchange Commission
June 9, 2006

are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 3.
Note 5. Notes Payable, page F-17
2.	We note your response to our prior comment 9 of our letter dated May 19, 2006 and we reissue the comment. Please address the following:
•	You indicate that the fair value was “based on an implied enterprise value of approximately $24 million” at the date of issuance. Explain in detail how you determined the $24 million enterprise value and, in turn, how you determined the fair value of the Series B-1 convertible preferred stock. Your response should include information about the assumptions and estimates used, as well as any other facts and circumstances affecting your calculation. Also address how the fair value of the Series B-1 convertible preferred stock compared with other series of preferred stock outstanding at the time, with reference to any differences in the rights and preferences of the different series of preferred stock.

•	We note from your responses to other comments that you reassessed the fair value of your common stock from that which was previously determined by the Board of Directors. Tell us how this impacts the fair value determination of the Series B-1 preferred stock.

•	We further note your statement that “because the Note represented a significant arms-length transaction entered into with an independent third-party investor, management considered it a reliable representation of fair value of the Company’s Series B-1 preferred stock.” We do not find this argument to be convincing as the independent third party was entitled to cash repayment, regardless of the value of the stock, and in fact, it is fairly common for companies to set a conversion price below the fair market value of the underlying stock as an added incentive to the lender. Please advise.
In response to the Staff’s comment, the Company submits that the conversion price of the $1.0 million convertible note of $0.92726, as specified in the convertible note agreement, was greater than the $0.77 estimated fair value of the Series B-1 preferred stock into which the note was convertible as of the date of issuance. The Company determined this estimated fair value, based on a number of assumptions and estimates, which are discussed below. In addition, the Company notes that, while it believes the $0.92726 conversion price was not less than the fair value of the underlying stock, the fact that the

Securities and Exchange Commission
June 9, 2006

convertible note issuance was negotiated in an arms-length transaction with an independent third-party investor serves to corroborate the estimated fair value determined by the Company.

Determination of the fair value of the Series B-1 preferred stock

The Company’s estimated enterprise value of $24.0 million at the time of the issuance of the convertible note in September 2003 was determined based on several considerations, including the price of the Series A-5 preferred stock issued in December 2002, the Company’s stage of development and revenue growth.

In December 2002 (nine months prior to the issuance of the $1.0 million convertible note), the Company sold to an independent third-party investor 1,333,333 shares of Series A-5 preferred stock at $0.30 per share, for total gross proceeds of $450,000. At the time of this issuance, the Company’s implied pre-money valuation was approximately $8.0 million. The Company’s total revenues for the month ended November 30, 2002 were approximately $426,000.

The increase in estimated enterprise value from approximately $8.0 million in December 2002 to approximately $24.0 million in September 2003 represented approximately a 200% increase in value over this nine-month period. During this period, monthly revenues grew by approximately 73%. As a result, based on the information available at the time it entered into the convertible note agreement, the Company considered the conversion price of the convertible note to approximate the fair value of the underlying Series B-1 preferred stock.

As of the date of issuance of the $1.0 million convertible note, the Company estimated the $0.77 per share fair value of the Series B-1 preferred stock into which the $1.0 million note was converted. In determining the allocation of the $24.0 million enterprise value to the outstanding shares of common and preferred stock, the Company considered the liquidation preferences of the outstanding preferred stock. At September 2003, the liquidation preference for Series A-1, A-2, A-3 and A-5 preferred stock was equal to the original issuance price, plus any declared but unpaid dividends. The liquidation preference of the Series A-4 preferred stock was equal to half of the original issuance price of the preferred stock, plus all declared but unpaid dividends. The series A-1, A-2, A-3 and A-4 preferred stock were each convertible into three shares of common stock, while each share of Series A-5 preferred stock was convertible into one share of common stock. Based on the $24.0 million enterprise value, the Company assumed that all holders of the Series A-1, A-2, A-3 and A-5 preferred stock would convert their preferred shares into common, as this conversion would maximize the total amount distributed to them. The Company assumed that the holders of Series A-4 preferred stock would not convert, as the value of their liquidation preference was greater than the value of the

Securities and Exchange Commission
June 9, 2006

common stock if converted. Accordingly, the Company estimated that approximately $21.0 million would be available for distribution to the common stockholders, resulting in an estimated fair value of the Series A-1, A-2, A-3 and A-5 preferred stock of $0.77 per share and $1.10 for Series A-4. The Company determined that the estimated fair value per share of $0.77 from the Series A-5 preferred stock was equal to the estimated fair value per share of the Series B-1 preferred stock, as the terms of the convertible note purchase agreement stated that the note was convertible in capital stock having rights, preferences and privileges equivalent to the Company’s Series A-5 preferred stock, except that such stock would be senior to Series A-1, A-2, A-3, A-4 and A-5 preferred stock with respect to dividend and liquidation rights.

Reasonableness of estimated fair value of Series B-1 preferred stock

The Company also notes that the conversion price of $0.92726 represents a 20% ($0.16) premium over the estimated fair value of the Series B-1 preferred stock. Thus, in order for the conversion price to be considered in-the-money, the Company’s estimate of the enterprise value of $24 million and the estimated fair value per share of the Series B-1 preferred stock would have to be significantly higher. The change in the enterprise value of $8.0 million from December 2002 to $24.0 million at September 2003 already represented a significant increase of approximately 200% compared to growth in revenues over the same period of 73%. The Company believes that an enterprise valuation greater than $24.0 million, would not be reasonable nor would it be consistent with the growth rate of the Company’s business.

Using the benefit of hindsight to determine the reasonableness of the $24.0 million enterprise valuation at September 2003, the Company considered the pre-money valuation of the Series B preferred stock offering that closed in April 2004, which the Company determined to be $50.4 million. The increase in the enterprise value from $24.0 million at September 2003 to $50.4 million at April 2004 represented an increase of approximately 110%. This increase in enterprise value is consistent with the Company’s growth in revenues during the same period, as monthly revenues increased from $739K in August 2003 to $1.4 million in April 2004, an increase of approximately 89%. Further, if the Company were to assume that the growth in the enterprise value during the period from April 2004 looking back to September 2003 followed the revenue growth rate of 89%, the resulting enterprise value at September 2003 would be approximately $26.7 million ($50.4 million/1.89) or $0.86 per share. This assumed fair value of $0.86 share would still result in a premium over the estimated fair value of the Series B-1 preferred stock as the conversion price of the $1 million convertible note was $0.92726.

Consideration of the reassessment of the common stock

Securities and Exchange Commission
June 9, 2006

We advise the Staff that the Board of Directors’ reassessment of the fair value of the common stock as discussed in the Company’s response to the Staff’s comment number 4, did not reach back to September 2003 and therefore did not change the valuation of the Series B-1 preferred stock. However, as a result of the analysis performed for the reassessment of the common stock and through the process of revisiting our original conclusions as to the fair value of the Series B-1 preferred stock in connection with responding to the Staff’s comment, the Company has concluded that the fair value of the Series B-1 preferred stock is consistent with the reassessed fair value of the common stock.

Conclusion

Based on the conclusion that the fair value of the Series B-1 preferred stock approximated $0.77, we have concluded that the conversion price of $0.92726 per share for the $1.0 million convertible note did not result in a beneficial conversion feature.

3.	We note your disclosure on page 76 regarding the issuance of the Series B-1 preferred stock to TPP Capital Advisors Ltd. We note other references to the Series B-1 offering or issuance elsewhere throughout the document. Revise your disclosures to clarify that the stock was issued upon conversion of the $1.0 million convertible note.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and II-2 of Amendment No. 3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 44
4.	We note your response to our prior comment 1 from our supplemental letter dated May 19, 2006 and the revised disclosure in MD&A in Amendment No. 2 to the Form S-1. Revise to provide further detail about the specific factors, assumptions, and methodologies employed in determining the fair value of the underlying common stock at each grant date and the significant contributing factors contributing to the changes in fair values between grant dates and, ultimately, with the estimated IPO price. At a minimum, we would expect to see the following disclosures:

Securities and Exchange Commission
June 9, 2006

•	A discussion of the probability weighting of 75% to the market comparable approach and 25% to the income approach used in the third-party valuation analyses and the reasons for such weighting;

•	A discussion of the specific factors considered in selecting the comparable companies used in the market approach;

•	A discussion of the discount rates applied in each valuation date and the reasons for each;

•	A discussion of the rights and privileges of the preferred stockholders relative to the common stockholders and how such rights were factored into your valuation;

•	A discussion of the methods and assumptions used by management in determining the estimated enterprise values at each grant date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 through 47 of Amendment No. 3.
5.	Revise the table on page 45 to include the information for options granted subsequent to December 31, 2005 and through the date of your next amendment. Also, include a discussion of the methodologies used to value such options as requested by our previous comment.

In response to the Staff’s comment, the Company has revised the disclosure on page 47.
     Please direct your questions or comments regarding the Company’s responses or the Registration Statement to the undersigned at (801) 993-6420 or to Robert G. O’Connor of this office at (801) 993-6412. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ J. Randall Lewis

J. Randall Lewis

Enclosures
cc (w/o encl.): Joshua G. James

Securities and Exchange Commission
June 9, 2006

Michael S. Herring
Shawn J. Lindquist, Esq.
Patrick E. Kelliher
Omniture, Inc.
John V. Roos, Esq.
Patrick J. Schultheis, Esq.
Robert G. O’Connor, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
David R. Jolley
Chris Anger
Mark D. Peterson
Nigel Martin
Ernst & Young LLP
Gordon K. Davidson, Esq.
Laird H. Simons, III, Esq.
Jeffrey R. Vetter, Esq.
Robert B. Dellenbach, Esq.
Fenwick & West LLP